EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividend
Requirements

                                             Year ended December 31,
                                                 1994          1993          1992          1991          1990
Income before provision for income taxes
 and fixed charges (Note A)                   $44,293,156   $37,149,166   $38,458,969   $41,131,878   $35,427,062
Fixed charges:
 Interest on first mortgage bonds             $12,190,405   $12,382,695   $12,334,718   $12,353,688   $10,954,937
 Amortization of debt discount and
  expense less premium                            766,238       524,649       284,957       204,340       194,540
 Interest on short-term debt                      710,910       294,558       272,909       287,196     1,409,155
 Other interest                                   239,916       215,708       187,030       177,145       137,098
 Rental expense representative of an
  interest factor (Note B)                        118,587       165,571       123,932       107,093        87,656
   Total fixed charges                        $14,026,056   $13,583,181   $13,203,546   $13,129,462   $12,783,386

Preferred stock dividend requirements:
 Preferred stock dividend requirements
  not deductible for tax purposes              $1,484,992      $304,760      $312,260      $360,260      $431,510
 Ratio of income before provision for
  income taxes to net income                        1.538         1.479         1.494         1.492         1.463
 Nondeductible dividend requirements            2,283,918       450,740       466,516       537,508       631,299
 Deductible dividends                              78,036        80,330        80,330        80,330        80,330
Total preferred stock
 dividend requirements                         $2,361,954      $531,070      $546,846      $617,838      $711,629
Total combined fixed charges and
 preferred stock dividend requirements        $16,388,010   $14,114,251   $13,750,392   $13,747,300   $13,495,015

Ratio of earnings to fixed charges                   3.16          2.73          2.91          3.13          2.77

Ratio of earnings to combined fixed charges
 and preferred stock dividend requirements           2.70          2.63          2.80          2.99          2.63

<FOOTNOTE>
NOTE A:   For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:   One-third of rental expense (which approximates the interest factor).